UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

American HomePatient, Inc.
(Name of Subject Company (Issuer))

American HomePatient, Inc.
(Names of Filing Persons (issuer))

Common Stock, par value $0.01 per share
(Title of Class of Securities Underlying Common Stock)
942683103
(CUSIP Number of Class of Securities)

Stephen L. Clanton
Chief Financial Officer and Executive Vice President
American HomePatient, Inc.
5200 Maryland Way
Brentwood, TN 37027
Telephone: (615) 221-8884
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$13,989,190.63	$997.43

*	Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of American HomePatient, Inc. (the “Company”) as well as any Shares subject to any outstanding options, or as of June 24, 2010 a total of 20,879,389 Shares, at a purchase price of $0.67 per Share, net to the seller in cash.

**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0000713.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A Filing Party: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of the Filing Person
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amounts of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Persons/Assets Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
EX-99.A.1.I
EX-99.A.1.II
EX-99.A.1.III
EX-99.A.1.IV
EX-99.A.1.V
EX-99.A.1.VI
EX-99.A.1.VII
EX-99.A.2.V
EX-99.A.5.I
EX-99.A.5.II
EX-99.A.5.III
EX-99.A.5.IV
EX-99.A.5.V
EX-99.A.5.VI
EX-99.D.7
EX-99.D.8
EX-99.D.17
EX-99.D.18

     This Tender Offer Statement (the “Schedule TO”) relates to the offer by American HomePatient, Inc., a Nevada corporation, to purchase all of its outstanding shares of common stock, par value $0.01 per share (the “Shares”), at $0.67 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below.
Item 1. Summary Term Sheet
Regulation M-A Item 1001
The information set forth in the section of the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information
Regulation M-A Item 1002(a) through (c)
(a)	Name and Address. The information set forth in the Offer to Purchase under “The Offer—Section 7—Certain Information Concerning the Company” is incorporated herein by reference.

(b)	Securities. The subject class of securities is the Company’s common stock, par value $0.01 per share. As of July 1, 2010, 17,653,389 shares of the Company’s common stock were outstanding.

(c)	Trading Market and Price. The information set forth in the Offer to Purchase under “The Offer—Section 5—Price Range of Shares; Dividends” is incorporated herein by reference.
Item 3. Identity and Background of the Filing Person
Regulation M-A Item 1003(a)
(a)	Name and Address. The filing person is the Company. The information set forth in the Offer to Purchase under “The Offer—Section 7—Certain Information Concerning the Company” is incorporated herein by reference.
Item 4. Terms of the Transaction
Regulation M-A Item 1004(a) through (b)
(a)	(1) Material Terms (Tender Offers).
(a)(1)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet—What shares are you offering to purchase?” and “Introduction” is incorporated herein by reference.
(a)(1)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How much are you offering to pay for my shares and what is the form of payment?”, “Introduction” and “The Offer—Section 9—Source and Amount of Funds” is incorporated herein by reference.
(a)(1)(iii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How long do I have to decide whether to tender in the offer?” and “The Offer—Section 1—Terms of the Offer” is incorporated herein by reference.
(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can the offer be extended and how will I be notified if the offer is extended?” and “The Offer—Section 1—Terms of the Offer” is incorporated herein by reference.
(a)(1)(vi) The information set forth in the Offer to Purchase under “Summary Term Sheet—Until what time can I withdraw tendered shares?” and “The Offer—Section 4—Withdrawal Rights” is incorporated herein by reference.
(a)(1)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How do I tender my shares?”, “Summary Term Sheet—Until what time can I withdraw tendered shares?”, “Introduction”, “The Offer—Section 3—Procedure for Tendering Shares” and “The Offer—Section 4—Withdrawal Rights” are incorporated herein by reference.
(a)(1)(viii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How do I tender my shares?”, “Introduction”, “The Offer—Section 1—Terms of the Offer”, “The Offer—Section 2—Acceptance for Payment and Payment for Shares” and “The Offer—Section 10—Conditions of the Offer” is incorporated herein by reference.
(a)(1)(ix) Not applicable.
(a)(1)(x) The information set forth in the Offer to Purchase under “Special Factors—Section 11—Interests of Certain Persons in the Offer” is incorporated herein by reference.
(a)(1)(xi) The information set forth in the Offer to Purchase under “Special Factors—Section 10—Accounting Treatment” is incorporated herein by reference.
(a)(1)(xii) The information set forth in the Offer to Purchase under “Summary Term Sheet—What are the U.S. federal income tax consequences of participating in the offer?” and “Special Factors—Section 12—Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.
(a)	(2) Material Terms (Mergers or Similar Transactions). Not applicable.

(b)	Purchases. The information set forth in the Offer to Purchase under “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A Item 1005(e)
(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares” and “Schedule C—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals
Regulation M-A Item 1006(a) through (c)
(a)	Purposes. The information set forth in the Offer to Purchase under “Summary Term Sheet—Is this the first step in a going-private transaction?”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” and “Special Factors—Section 6—Effects of the Offer” is incorporated herein by reference.

(b)	Use of Securities. The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 6—Effects of the Offer” and “The Offer—Section

6—Possible Effects of the Offer on the Market for the Shares; OTCBB Quotation; Registration under the Exchange Act” is incorporated herein by reference.
(c)	Plans.
(c)(1) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” and “Special Factors—Section 6—Effects of the Offer” is incorporated herein by reference.
(c)(2) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.
(c)(3) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “The Offer—Section 5—Price Range of Shares; Dividends” and “Schedule G—Term Sheet for Restructured Debt” is incorporated herein by reference.
(c)(4) The information set forth in the Offer to Purchase under “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.
(c)(5) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 6—Effects of the Offer” and “The Offer—Section 6—Possible Effects of the Offer on the Market for the Shares; OTCBB Quotation; Registration under the Exchange Act” is incorporated herein by reference.
(c)(6) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 6—Effects of the Offer” and “The Offer—Section 6—Possible Effects of the Offer on the Market for the Shares; OTCBB Quotation; Registration under the Exchange Act” is incorporated herein by reference.
(c)(7) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 6—Effects of the Offer” and “The Offer—Section 6—Possible Effects of the Offer on the Market for the Shares; OTCBB Quotation; Registration under the Exchange Act” is incorporated herein by reference.
(c)(8) The information set forth in the Offer to Purchase under “Summary Term Sheet—Is this the first step in a going-private transaction?” and “The Offer—Section 6—Possible Effects of the Offer on the Market for the Shares; OTCBB Quotation; Registration under the Exchange Act” is incorporated herein by reference.
(c)(9) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.
(c)(10) Not applicable.
Item 7. Source and Amounts of Funds or Other Consideration
Regulation M-A Item 1007(a), (b) and (d)

(a)	Source of Funds. The information set forth in the Offer to Purchase under “Summary Term Sheet—Do you have the financial resources to pay for the shares?” and “The Offer—Section 9—Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(d)	Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company
Regulation M-A Item 1008
(a)	Ownership of Securities. The information set forth in the Offer to Purchase under “Schedule C—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the Offer to Purchase under “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares” and “Schedule C—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used
Regulation M-A Item 1009(a)
(a)	Solicitations or Recommendations. The information set forth in the Offer to Purchase under “The Offer—Section 12—Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements
Regulation M-A Item 1010(a) through (b)
(a)	Financial Information. The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2009 and December 31, 2008, and the notes thereto, are incorporated herein by reference to “Part II—Item 8—Financial Statements and Supplementary Data” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 4, 2010. The unaudited interim financial statements of the Company as of March 31, 2010, and the notes thereto, are incorporated herein by reference to “Part I—Item 1—Financial Statements” of the Company’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2010, filed with the SEC on May 6, 2010. The information set forth in the Offer to Purchase under “The Offer—Section 7—Certain Information Concerning the Company” is incorporated herein by reference.

(b)	Pro Forma Information. Pro forma financial information is not material to the Offer.
Item 11. Additional Information
Regulation M-A Item 1011
(a)	Agreements, regulatory requirements and legal proceedings.
(a)(1) The information set forth in the Offer to Purchase under “Special Factors—Section 11—Interests of Certain Persons in the Offer”, “Schedule F—Restructuring Support Agreement” and “Schedule G—Term Sheet for Restructured Debt” is incorporated herein by reference.
(a)(2) The information set forth in the Offer to Purchase under “The Offer—Section 11—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(a)(3) None.
(a)(4) None.
(a)(5) None.

(b)	Other Material Information. The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12. Exhibits
Regulation M-A Items 1016(a), (b), (d), (g) and (h)
The following exhibits are filed herewith:

Exhibit
No.	Description
(a)(1)(i)	Offer to Purchase, dated July 7, 2010.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(vii)	Summary Advertisement as published July 7, 2010 in the Investor’s Business Daily.

(a)(2)(i)	Press Release issued by the Company on April 28, 2010 (incorporated by reference to the Form 8-K filed by the Company with the SEC on April 28, 2010).

(a)(2)(ii)	Tender Offer Statement on Schedule TO (incorporated by reference to the Schedule TO filed by the Company with the SEC on April 28, 2010).

(a)(2)(iii)	Tender Offer Statement on Schedule TO (incorporated by reference to the Schedule TO filed by the Company with the SEC on May 11, 2010).

(a)(2)(iv)	Tender Offer Statement on Schedule TO (incorporated by reference to the Schedule TO filed by the Company with the SEC on May 25, 2010).

(a)(2)(v)	Press Release issued by the Company on July 7, 2010.

(a)(3)	Offer to Purchase, dated July 7, 2010 (incorporated by reference to Exhibit (a)(1)(i) above).

(a)(5)(i)	Analysis of Raymond James & Associates, Inc. dated May 28, 2009.

(a)(5)(ii)	Analysis of Raymond James & Associates, Inc. dated June 5, 2009.

(a)(5)(iii)	Analysis of Raymond James & Associates, Inc. dated June 30, 2009.

(a)(5)(iv)	Precedents Analysis of Raymond James & Associates, Inc. dated June 30, 2009.

(a)(5)(v)	Presentation by Raymond James & Associates, Inc. to the Special Committee on April 27, 2010.

(a)(5)(vi)	Presentation by Raymond James & Associates, Inc. to the Special Committee on June 30, 2010.

(d)(1)	Amended and Restated American HomePatient, Inc. 1991 Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 10 to the Company’s Registration Statement on Form S-8 filed on April 5, 2004).

Exhibit
No.	Description
(d)(2)	Amendment No. 1 to Amended and Restated American HomePatient, Inc. 1991 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed on May 17, 2005).

(d)(3)	Amendment No. 2 to Amended and Restated American HomePatient, Inc. 1991 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 3, 2008).

(d)(4)	1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(5)	Amendment No. 1 to 1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(6)	Amendment No. 2 to 1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed on May 17, 2005).

(d)(7)	Form of Nonqualified Stock Option Grant under the Amended and Restated American HomePatient, Inc. 1991 Non-Qualified Stock Option Plan

(d)(8)	Form of Nonqualified Stock Option Grant under the 1995 Nonqualified Stock Option Plan for Directors

(d)(9)	Restructuring Support Agreement dated April 27, 2010 between the Company, Highland, and the Company’s senior lenders (incorporated by reference to Schedule F of Exhibit (a)(1)(i) above).

(d)(10)	Employment Agreement dated November 26, 2008 between the Company and Joseph F. Furlong, III (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated November 26, 2008).

(d)(11)	Employment Agreement effective January 21, 2005 between the Company and Stephen Clanton (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated January 26, 2005).

(d)(12)	Employment Agreement effective February 9, 2005 between the Company and Frank Powers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 28, 2005).

(d)(13)	Amendment No. 1 to Employment Agreement effective November 10, 2006 between the Company and Stephen Clanton (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated November 13, 2006).

(d)(14)	Amendment No. 1 to Employment Agreement effective November 10, 2006 between the Company and Frank Powers (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated November 13, 2006).

(d)(15)	Offer Letter accepted by James P. Reichmann on June 18, 2007 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 21, 2007).

(d)(16)	Confidentiality, Non-Competition and Severance Pay Agreement dated June 18, 2007 with James P. Reichmann (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated June 21, 2007).

(d)(17)	Offer Letter accepted by Robert J. Benson on June 19, 2008.

Exhibit
No.	Description
(d)(18)	Confidentiality, Non-Competition and Severance Pay Agreement dated April 24, 2009 with Robert J. Benson.

(g)	None.

(h)	None.
Item 13. Information Required by Schedule 13E-3
     The filing person is filing a separate Schedule 13E-3 on or about the date hereof.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

AMERICAN HOMEPATIENT, INC.
By:	/s/ Stephen L. Clanton
	Name:	Stephen L. Clanton
	Title:	Chief Financial Officer and Executive Vice President

Dated: July 7, 2010